JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
Floor Jardine House
Central, Hong Kong
Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

22nd April 2002

02034199

02 MAY 17 AM 10: 25

SUPPL

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 22nd April 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

Encl

RNS Full Text Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Purchase of Own Securities
Released	11:39 22 Apr 2002
RNS Number	8664U

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	22nd April 2002
Total number of shares repurchased:	301,600 shares
Price paid per share:	US$5.90

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

22nd April 2002

www.jardines.com

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